EXHIBIT 16.1

September 19, 2018

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 19, 2018, to be filed by our former client, Right of Reply, Ltd. We agree with the statements made in response to that Item insofar as they relate to our Firm, and that none of the reportable conditions under item 304(a)(1)(v) of Regulation S-K occurred.

Additionally, we are not in a position to agree or disagree with Right of Reply, Ltd.’s statements in the last paragraph.

Very truly yours,

/s/ MORISON COGEN LLP

Morison Cogen LLP

Blue Bell, Pennsylvania